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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                                                 SEC File Number
                                                                 ---------------

                                                                   CUSIP Number
                                                                 ---------------

                                  (Check one):

[ ]  Form 10-K and 10-KSB    [ ]  Form 20-F    [ ]  Form 11-K
[ ]  Form 10-Q and Form 10-QSB   [ ]  Form N-SAR

         For Period Ended:

         [X] Transition Report on Form 10-K or 10-KSB
         [ ] Transition Report on Form 20-F
         [ ] Transition Report on Form 11-K
         [ ] Transition Report on Form 10-Q
         [ ] Transition Report on Form N-SAR
         For the Transition Period Ended: January 31, 2002

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:.........................
.................................................................................

Part I - Registrant Information

Full Name of Registrant:  Tower Tech, Inc.

Former Name if Applicable:......................................................

Address of Principal Executive Office (Street and Number):

11935 South I-44 Service Road

City, State and Zip Code:

Oklahoma City, Oklahoma  73170

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Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     [X]

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject report, semi-annual report, transition report on Form 10-KSB, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail the reasons why Form 10-KSB, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

The Company emerged from bankruptcy proceedings under Chapter 11 of the United States Bankruptcy Code on February 1, 2002 and, in connection therewith, changed its fiscal year end from November 30 to January 31. The Form 10-KSB to be filed will cover the two-month transition period beginning December 1, 2001 and ending January 31, 2002. As a result of the Company's bankruptcy filing, the Company only recently had the resources to cause its auditors to complete their audit procedures on the Company. Because of the delay in completing these audit procedures, the Company does not have sufficient time to meet its filing requirements for Form 10-KSB and to complete the financial/accounting requirements by the due date. The Company will file its Form 10-KSB within the period prescribed by Rule 12b-25(b).

Part IV - Other Information

     (1) Name and telephone number of person to contact in regard to this notification:

     Charles D. Whitsitt                      (405)                     290-7788
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            (Name)                          (Area Code)       (Telephone Number)

     (2) Have all other periodic reports required under section 13 or 15(c) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                        [  ] Yes          [X] No

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     The Company has not filed its Form 10-KSB for the period ended November 30,
2000, nor has the Company filed its Forms 10-QSB for the periods ended February 28, 2001, May 31, 2001 and August 31, 2001.

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                [X] Yes  [  ] No

     The Company's results of operations for the two-month transition period are expected to show a loss, as the Company was entering and working through the Chapter 11 bankruptcy process. Final results of operations will not be known until the audit process discussed in Part III is completed.

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                Tower Tech, Inc.
                                ----------------
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:    April 30, 2002                     By: /s/ Charles D. Whitsitt
                                                --------------------------------
                                                Charles D. Whitsitt, Chief
                                                Financial Officer

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